================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No 4)
                  Under the Securities and Exchange Act of 1934


                     AMERICAN MUNICIPAL TERM TRUST, INC. III
                                      (CXT)
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    027654102
                                 --------------
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680
          ------------------------------------------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 7, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
                   13D, and is filing this schedule because of
             Rule 13d-1 (b) (3) or (4), check the following box. [ ]

================================================================================

                               (Page 1 of 4 pages)
                             There are no exhibits.

CUSIP No. 027654102              SCHEDULE 13D                  Page 2 of 4 pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Karpus Management, Inc. d/b/a Karpus Investment Management
       I.D. #16-1290558
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            405,100
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             405,100
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       405,100
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.64%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1   Security and Issuer
         -------------------
         Common Stock
         American Municipal Term Trust, Inc. III
         Piper Capital Management, Inc.
         Piper Jaffray Tower
         222 South 9th Street
         Minneapolis, MN   55402
ITEM 2   Identity and Background
         -----------------------
         a) Karpus Management, Inc. d/b/a Karpus Investment Management ("KIM") George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director Sophie Karpus, Director
         b) 14 Tobey Village Office park
            Pittsford, New York 14534
         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).
         e) During the last five years noneof the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f) Each of the Principals is a United States citizen. KIM is a New York corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment advisor, has accumulated shares of CXT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of CXT fit the investment guidelines for various Accounts. Shares have been acquired since October 18, 1993.
ITEM 5   Interest in Securities of the Issuer
         ------------------------------------
         a) As of the date of this Report, KIM owns 405,100 shares, which represents 7.64% of the outstanding Shares. George W. Karpus, (President of KIM) presently owns 6,500 shares purchased on February 27, 1997 at $9.315 per share (1000 shares), July 9 at $10.375 per share (1000 shares), July 15,1998 at $11.00 per share (1,100 shares), and September 2 at $11.00 per share (1400 shares). Karpus Management, Inc. owns 1,000 shares purchased on March 29 & 30, 1995 at a price of $9.125 per share. None of the other Principals presently owns shares.
         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

                               Page 3 of 4 pages

         c) The first open market purchase occurred on October 18, 1993 as previously reported. Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.

         Date      Shares   Price Per            Date      Shares   Price Per
                                Share                                   Share
       4/8/99       -1650      11.125          5/3/99         100      11.125
       4/9/99        -600      11.125          5/4/99        2800      11.125
      4/15/99         500      11.125          5/5/99         700      11.125
      4/20/99        3500      11.125          5/6/99        2600      11.125
      4/22/99         200      11.125          5/7/99         100      11.125
      4/23/99        2100      11.125         5/10/99         500      11.125
      4/27/99        1000     11.1875         5/11/99         700      11.125
      4/27/99        2200      11.125         5/12/99        1100      11.125
      4/29/99         500     11.1875         5/13/99        3150      11.125
      4/30/99        2500     11.1875         5/14/99        1600      11.125
      4/30/99        1800      11.125         5/17/99       10400      11.125
                                              5/18/99         500      11.125
                                              5/19/99        1500      11.125
                                              5/28/99        1500     10.8125


         The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6   Contracts, Arrangements, Understandings, or Relationships
         with Respect to Securities of the Issuer.
         -----------------------------------------
         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of CXT securities.
ITEM 7   Materials to be Filed as Exhibits
         ---------------------------------
         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
                                           Karpus Management, Inc.



June 7, 1999                               By: /s/ George W. Karpus
------------                                   ------------------------------
    Date                                                Signature
                                                George W. Karpus, President
                                                ---------------------------
                                                         Name/Title

                               Page 4 of 4 pages